News Release

August 14, 2007	SVU: TSX
N.R.2007-06

Spur Ventures Announces Second Quarter 2007 Results
and Business Update

All amounts are expressed in $US unless otherwise stated

Vancouver, Canada – Spur Ventures Inc. (TSX SVU) Vancouver, Canada – SPUR VENTURES INC. ("Spur" or the "Company") announced today that earnings per share in the second quarter of 2007 ("Q2-2007") were ($0.02) versus ($0.01) in the second quarter of 2006 ("Q2-2006"). EBITDA was ($753,000) in Q2-2007 compared to ($599,000) in Q2-2006 due to an increase in foreign exchange loss due mainly to the strength of the Canadian dollar against the Chinese Renminbi.

“Spur is continuing to advance its strategy of being an integrated producer of phosphate fertilizers in China. The key components of this strategy require Spur to have control of its mining rights, world scale and flexible manufacturing capability and the ability to deliver its products to its customers” said Spur’s President & CEO, Dr. Robert Rennie.

Highlights for the second quarter include:

  Spur’s Yichang Spur Chemical (YSC) NPK facility again set quarter over quarter records and continues to perform well in areas within its control but increased raw material costs are squeezing margins.

  Yichang Maple Leaf Chemicals (YMC) business license has been extended for a third time allowing YMC to advance its projects.

  The Spur-Hebei Tianren merger is nearing final approvals in China but the deadline will likely have to be extended.

Business Update

Hebei Tianren-Spur Merger

The Spur merger with Hebei Tianren will bring Spur the largest NPK marketing organization in China with over 10% market share. It also brings strong brand equity marketing approximately 1.0 M mt of the famous SACF brand of NPK’s which command a significant price premium in the Chinese market place.

Spur was the first foreign company to apply to acquire a Chinese company under China’s new share swap laws issued in September 2006 and is thus a pioneer under this new legislation.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

All city and provincial approvals have been completed. The Central Ministry of Commerce has requested and received positive comments from the Central Administration for Industry and Commerce (AIC) SAFE (State Administration for Foreign Exchange), and the Tax Bureau and is awaiting comments from the Chinese Securities and Exchange Commission (SEC).

Spur and Hebei Tianren had originally agreed that the merger must be completed by September 30, 2007 but it may be necessary to extend this deadline as this date approaches.

It is important to remember that all earnings of the three Hebei Tianren companies are being retained from June 01, 2006 for the benefit of Spur.

Yichang Maple Leaf Chemicals (YMC) Business License Renewal

YMC is the Sino-foreign joint venture created to implement the Sino-Canadian Integrated Phosphate Project which is the core of Spur’s strategy in China.

YMC’s Business License was originally issued by Hubei Province AIC on November 24, 2003. In China every company must have its license renewed annually but due to delays by YPCC, Spur’s JV partner, making its equity contributions, Hubei AIC, has twice extended YMC’s license with the consent of Central MofCom.

Hubei Province has now ruled that both Spur and YPCC are in full compliance with the first 15% Registered Capital Contribution. However, since MofCom approved the two previous extensions, Hubei AIC has again extended the YMC Business License while MofCom completes its review.

Yichang Spur Chemicals Achieves Record Sales Revenues

Yichang Spur Chemicals (YSC) production in Q2-2007 was 6,911mt, up 4.9 % from Q2-2006. Sales volume was up 41.5% to 6,837 metric tonnes (“mt”), while sales revenue was up 54.6% to $1,577,000. Gross profit was $90,041 compared with a gross loss of ($151,000) due to a reserve write down of inventory value in 2006. EBITDA was $240,000 compared to ($5,000) in 2006.

The first half is a better indication of performance of a fertilizer company in the northern hemisphere because spring planting can vary depending on the weather. Although first half 2007 production of 18,036 mt was less than in 2006 (20,396 mt), 20.972 mt were sold (up 20.6%) and sales revenue was $4.73 million, up 23.3% from the same period in 2006. Gross Profit was $217,235 versus $45,312 in 2006. EBITDA was $199,973 versus $127,692 and Net Income was ($159,443) versus ($360,665) in 2006.

“YSC’s team continues to improve in all areas under their control such as production, quality, sales volume and revenue achieving higher prices in a very competitive market place”, Dr. Rob Rennie, Spur’s President and CEO said. “However, continued increases in raw materials prices, particularly sulphuric acid and potash, are squeezing the margins of all phosphate fertilizer producers in China.”

Strong Cash Position

As of June 30, 2007, the Company had a total of $25.3 million ($0.8 million less than at the end of the first quarter of which $0.4M represented repayment of bank debt) in capital resources, made up of cash and cash equivalents of $4.31 million, restricted cash of $0.07 million and short-term investments of $20.97 million. Outstanding bank loans were $512,347 versus $892,351 at the end of the first Quarter, and $1,270.970 at Year End 2006.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

Outlook

The Central region of China, particularly along the Yangtze River, has experienced the worst flooding in over 100 years. Other areas of China are suffering from severe drought. Demand for NPK’s is expected to be weak in the second half of 2007.

Raw material price increases will continue to reduce margins of phosphate fertilizer producers. Sulphuric acid accounts for approximately 50% of the cost of producing phosphoric acid. Sulphuric acid prices have increased 72% to $66/mt since June of 2006 and further increases are anticipated. Phosphoric acid is about 30% and sulphuric acid an additional 10% of the cost of producing Spur’s NPK fertilizers by the Red Sun process. In addition potash, which is approximately 25% of the cost of manufacturing NPK’s, is now $272/mt delivered to YSC, up 7% since last year, and Canpotex has just announced a new price of $330/mt cfr to SE Asia for the fourth quarter of 2007. The result is that many phosphate fertilizer producers in China are either reducing production or temporarily shutting down their facilities for maintenance or inventory control. The Chinese Phosphate Fertilizer Association has appealed to the National Development and Reform Commission (NDRC) to rectify the shortage of sulphuric acid and the resultant price increases.

To reduce the impact of these increases in raw material prices, YSC has been operating its plant at full capacity for defined periods and then shutting down completely (block mode) since March. From August 10th YSC will remain shut down during what we believe is a short-term spike in sulphuric acid availability and prices which is affecting the entire Chinese phosphate and NPK fertilizer industry. YSC has about 5.0 m mt of inventory which is enough to meet our customers’ needs for the next two months.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spurs intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com